Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 18 DATED JANUARY 21, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 16, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of February 1, 2020;

•	to disclose the calculation of our December 31, 2019 net asset value (“NAV”) per share for each class of our common stock; and

•	to provide an update on status of our current public offering (the “Offering”).

February 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2020 (and repurchases as of January 31, 2020) is as follows:

Transaction Price (per share)
Class S	$21.62
Class T	$21.44
Class D	$21.50
Class I	$21.57

The February 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2019. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since December 31, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

December 31, 2019 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2019 along with the immediately preceding month.

SREIT-SUP18-0120

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders. The following table provides a breakdown of the major components of our NAV as of December 31, 2019 ($ and shares in thousands):

Components of NAV	December 31, 2019
Investments in real properties	$2,005,642
Investments in real estate related securities	277,651
Cash and cash equivalents	48,479
Restricted cash	140,482
Other assets	12,564
Debt obligations	(1,326,204)
Subscriptions received in advance	(110,618)
Other liabilities	(43,904)
Performance participation accrual	(10,366)
Management fee payable	(1,037)
Accrued stockholder servicing fees (1)	(443)
Minority interest	(13,216)
Net asset value	$979,030
Number of outstanding shares	45,345

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2019, we have accrued under GAAP $44.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total
Net asset value	$565,567,532	$30,290,947	$35,542,011	$347,629,305	$979,029,795
Number of outstanding shares	26,164,794	1,412,563	1,653,094	16,114,284	45,344,735
NAV per share as of December 31, 2019	$21.62	$21.44	$21.50	$21.57

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2019 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.8%	5.5%
Hotel	9.3%	8.2%
Office	8.3%	7.5%
Other	7.5%	7.3%

These assumptions are determined by the Advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.7)%	(1.8)%	(1.7)%
Exit Capitalization Rate	0.25% decrease	+2.8%	+1.5%	+2.1%	+2.1%
(weighted average)	0.25% increase	(2.6)%	(1.5)%	(1.9)%	(1.7)%

The following table provides a breakdown of the major components of our NAV as of November 30, 2019 ($ and shares in thousands):

Components of NAV	November 30, 2019
Investments in real properties	$1,801,725
Investments in real estate related securities	191,090
Cash and cash equivalents	48,792
Restricted cash	145,904
Other assets	17,916
Debt obligations	(1,184,745)
Subscriptions received in advance	(117,324)
Other liabilities	(38,320)
Performance participation accrual	(7,578)
Management fee payable	(892)
Accrued stockholder servicing fees (1)	(388)
Minority interest	(12,678)
Net asset value	$843,502
Number of outstanding shares	39,621

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2019, we have accrued under GAAP $40.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total
Net asset value	$504,616,348	$26,994,548	$31,086,568	$280,804,894	$843,502,358
Number of outstanding shares	23,680,784	1,276,892	1,466,469	13,196,885	39,621,030
NAV per share as of November 30, 2019	$21.31	$21.14	$21.20	$21.28

Status of our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold 49,824,750 shares of our common stock (consisting of 28,816,664 Class S shares, 1,502,340 Class T shares, 1,835,524 Class D shares and 17,670,222 Class I shares) in the primary offering for total proceeds of $1.0 billion and (ii) 653,073 shares of our common stock (consisting of 453,645 Class S Shares, 12,891 Class T Shares, 27,329 Class D Shares and 159,208 Class I Shares) pursuant to our distribution reinvestment plan for a total value of $13.7 million. As of December 31, 2019, our aggregate NAV is $979.0 million. We intend to continue selling shares in the Offering on a monthly basis.

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